EXHIBIT 5.1

Resignation Letter of Juan Pablo Santos

Hugo Cancio
CEO & President
Fuego Entertainment, Inc.

Dear Hugo,

With this letter, I am tendering my resignation as a member of the Board of Directors of Fuego Entertainment effective August 15, 2006. I have returned the 25,000 shares tendered to me as compensation. As spoken on the phone you will file this to your shareholders no later than Friday August 25, 2006.

Your sincerely,
/s/Juan Pablo Santos
Juan Pablo Santos